

February 20, 2013

Via E-mail
Michael J. Golde
Chief Financial Officer
Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, New York 10038

> **Re: Corporate Resource Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2012**
> **Filed December 21, 2012**
> **Form 10-QT for the three months ended December 28, 2012**
> **Filed February 11, 2013**
> **File No. 000-30734**

Dear Mr. Golde:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Employees, page 3

1.   Please clarify whether the temporary staff that you place with customers are considered your employees during their assignments.

Item 1A. Risk Factors, page 4

2.   Please add a new risk factor and/or discuss in your Business section the extent to which you enter into non-compete agreements with your executive officers and employees. In this regard, we note that a sales executive from ICG, Inc. and 14 other sales, administration and operations personnel resigned from your company and began

operating a competing temporary placement firm and that this resulted in a significant impairment to the goodwill and intangible assets for ICG, Inc.

Our principal stockholder, whose affiliated entities are engaged…, page 6

3.   It is unclear why you state that you do not see any material potential conflicts of interest arising from Mr. Messina's and other management's concurrent employment with the company and with Tri-State Employment Services, Inc. ("TSE") and its affiliated companies since the companies are engaged in different businesses. Please revise to clarify this statement in light of the fact that TSE and its affiliated companies are engaged in temporary employment services, provide the company with various employer services, and sold several of their companies to the company after obtaining control over the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Direct Cost of Producing Revenues and Gross Profit, page 14

4.   Please explain in MD&A the nature of the reduction in the administrative fee charged to you by TS Employment Services, a related party, and describe how your future growth will impact these costs. Further, please tell us the nature of any discounted services or volume discounts that have been provided by TS Employment Services, and if so, whether such discounts are also provided to other companies.

Liquidity and Capital Resources, page 15

5.   You disclose that you have relied on funding from related parties to satisfy your working capital requirements and to fund acquisitions and that you anticipate that you will continue to rely on related parties for your short-term financing needs. Please discuss and quantify the amount of both short-term and long terms debt you have received from related parties in each period, the material terms of the debt and any trends in this regard.

6.   Please discuss and quantify any material trends in bad debt losses on assigned accounts receivables and receivables greater than 90 days old that are charged back to you under the Wells Fargo and Amerisource accounts receivable sales agreements.

Item 9A. Controls and Procedures, page 40

Management's Report on Internal Control Over Financial Reporting, page 40

7.   You disclose that your management has concluded that there were no material weaknesses in internal control over financial reporting based upon an assessment of the effectiveness of your internal control over financial reporting as of September 28, 2012.

As required by Item 308(a)(3) of Regulation S-K, please include a statement as to whether or not internal control over financial reporting is effective

Section 16(a) Beneficial Ownership Reporting Compliance, page 42

8.   We note your statement that Messrs. Vaccaro, Messina, Cassera and Levine did not file the required forms under Section 16(a) of the Securities Exchange Act. Please tell us, to the best of your knowledge, when those individuals intend to file such forms. We note General Instruction 2 of Form 3 and General Instruction 1 of Form 4 regarding the timing of filing these statements.

Item 13. Certain Relationships and Related Party Transactions, page 46

9.   Please quantify the percentage of TS Employment's and TSE-PEO's total revenues that are generated from the company under the Master Service Agreement and the Client Service Agreement. If material, disclose the percentage of TSE's total revenues generated from the company.

10.   Please quantify the amount of commission based payments Mr. Messina received from TSE that are related to the company and its subsidiaries.

11.   Please disclose how the $25 million purchase price for the company's acquisition of Tri-Diamond Staffing, Inc. was determined. Disclose what person or entity received the consideration. Disclose when the TSE affiliate(s) originally acquired Tri-Diamond Staffing.

12.   Please disclose how the $30 million purchase price for the company's acquisition of TS Staffing was determined. Disclose what person or entity received the consideration. Disclose when the TSE affiliate(s) originally acquired TS Staffing.

13.   Please disclose why, in connection with the TS Staffing acquisition, you issued an additional 38 million shares of common stock in exchange for an equal number of company shares that were held by TS Staffing immediately prior to the TS Staffing acquisition and then cancelled the shares upon completion of the TS Staffing acquisition. Disclose to what person or entity you issued the additional shares. We note your disclosure of this exchange and cancellation of shares in connection with the TS Staffing acquisition on pages 3, 12 and 45.

14.   Please provide the disclosure required by Item 404(a)(5) of Regulation S-K regarding your related party loans.

Item 8. Financial Statements and Supplementary Data

Note 3 – Acquisitions, Integrated Consulting Group of NY LLC (ICG), pages 28 - 29

15.   Explain to us your basis under generally accepted accounting principles for accruing as part of your purchase accounting, your estimated value for future commissions to be paid under the Rosenthal Commission Agreement rather than recognizing the commissions as an expense when incurred. It appears, since the payment of a commission to Rosenthal is calculated as a percentage of future sales, the obligation should not be recognized until it has been incurred in the future by the company. Include as part of your response to this comment a summary of all the significant terms of the Rosenthal Commission Agreement, an explanation of the nature and timing of the services being provided by Rosenthal, and your comprehensive explanation of how you analyzed this agreement under the applicable accounting literature. Refer us in your response to the specific accounting literature that supports your accounting.

16.   Please tell us the accounting rationale for reporting the total gain of $1,116,000, recognized for the remeasurement of the ICG, Inc. long-term debt, net of impairment charges totaling $579,000 (or $537,000) on the Statement of Operations for the fiscal year ending September 28, 2012. ASC 350 would indicate that impairment charges to goodwill of $399,000 and other intangibles of $181,000 should be reported on a gross basis as a component of operating income.

Item 15. Exhibits, Financial Statement Schedules, page 48

17.   Please file as an exhibit the agreement(s) related to your November 2011 acquisition of TS Staffing.

18.   Please file all material related party loan agreements.

Signature Page, page 51

19.   In future filings, please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.

Transition Report on Form 10-QT for the three months ended December 28, 2012

Exhibits

20.   Please file the business advisory consulting agreement entered into on October 11, 2012 with Spruce Goose, Inc., an affiliate of your director James Altucher.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director